UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

The RLJ Companies, LLC

3 Bethesda Metro Center

Suite 1000

Bethesda, MD 20814

Attn. H. Van Sinclair

(301) 280-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 amends the Report on Schedule 13D originally filed on October 15, 2012 (the “Original 13D”, and as amended by the Amendment No. 1 to Schedule 13D filed on June 20, 2013, the Amendment No. 2 to Schedule 13D filed on July 31, 2013, the Amendment No. 3 to Schedule 13D filed on December 11, 2013, the Amendment No. 4 to Schedule 13D filed on April 24, 2015, the Amendment No. 5 to Schedule 13D on June 2, 2015, and the Amendment No. 6 to Schedule 13D on August 29, 2016, the “Amended 13D”) by Mr. Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC Acquisition”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of RLJ Entertainment, Inc. (the “Issuer”).  Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition are collectively referred to as the “Reporting Persons.”

Unless indicated otherwise, all items left blank remain unchanged, and any items which are reported are deemed to amend and update the existing items in the Amended 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities reported herein as acquired on October 14, 2016 (as described in Item 6) were acquired for the account of RLJ SPAC Acquisition. The source of funding was the exchange of 15,000 shares of the Issuer’s Series B-2 Convertible Preferred Stock and warrants to purchase 1,500,000 shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

As of October 14, 2016, the Issuer had 5,239,815 outstanding shares of Common Stock. For purposes of Exchange Act Rule 13d-3, each of Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition may be deemed to beneficially own 9,253,994 shares of Common Stock (approximately 71.75% of the Common Stock), including 888,831 outstanding shares of Common Stock, 5,592,940 shares of Common Stock issuable upon the conversion of Series D-2 Convertible Preferred Stock, warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share and warrants to purchase 1,272,223 shares of Common Stock at $36.00 per share.

The foregoing beneficial ownership amount and percentage are calculated in accordance with Securities Exchange Act Rule 13d-3, which directs that reporting persons assume that their convertible preferred stock or warrants are converted or exercised, as applicable, in their entirety and that no other holder of convertible preferred stock or warrants converts their convertible preferred stock or exercises their warrants.

There were no transactions by the Reporting Persons in the Common Stock during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Preferred Stock and Warrant Exchange

On October 14, 2016, pursuant to the previously reported Preferred Stock and Warrant Exchange Agreement for Series B-2 Convertible Preferred Stock and the Certificate of Designations of the Series D-2 Convertible Preferred Stock of the Issuer, RLJ SPAC Acquisition acquired 15,000 shares of the Issuer’s Series D-2 Convertible Preferred Stock (the “Series D-2 Convertible Preferred Stock”), convertible into 5,592,940 shares of Common Stock, and warrants to purchase 1,500,000 shares of Common Stock (the “Warrants”) in exchange for the Series B-2 Convertible Preferred Stock and 2015 Warrants previously acquired on May 20, 2015.

AMC Transaction

On October 14, 2016, in connection with the closing under the previously reported Investment Agreement with Digital Entertainment Holdings LLC, a wholly owned subsidiary of AMC Networks Inc. (“AMC”), AMC, the Issuer, RLJ SPAC Acquisition, Robert L. Johnson, Peter Edwards and Morris Goldfarb (the “Stockholders”) entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”). Pursuant to the terms of the Stockholders’ Agreement, the Issuer provided DEH and the Stockholders certain rights to purchase equity securities in certain future offerings by the Issuer and its wholly-owned subsidiaries on a pro rata basis. In addition, the Stockholders granted each other the right to (i) require any or all of the other Stockholders to sell all of their securities in connection with a sale of at least 50% of the outstanding Common Stock by one or more Stockholders and (ii) participate in any sale of securities by one or more Stockholders on a pro rata basis. Further, the Stockholders granted AMC a right of first refusal on the transfer of securities held by the Stockholders, subject to certain exceptions.

Item 7. Material to be Filed as Exhibits

99.1	Agreement of Joint Filing among the Reporting Persons (incorporated by reference to Appendix I to the Original 13D).
99.2	Power of Attorney (incorporated by reference to Appendix II to the Original 13D).
99.3

10b5-1 Purchase Plan dated June 19, 2013 [portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission] (previously filed).

99.4	Agreement between Mr. Robert L. Johnson and Lazard Capital Markets LLC dated June 19, 2013 (previously filed).
99.5	Securities Purchase Agreement between Issuer and Mr. Robert L. Johnson dated April 15, 2015 (previously filed).
99.6

Securities Purchase Agreement, dated May 14, 2015, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.7

Form of Certificate of Designations of the Series B-2 Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.8	Form of Warrant of the Issuer (incorporated by reference to Exhibit 3.5 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).
99.9

Form of Registration Rights Agreement, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.10	Voting Agreement (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))
99.11	Waiver Agreement (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))
99.12	Executive Waiver Agreement (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))
99.13

Preferred Stock and Warrant Exchange Agreement for Series B-2 Convertible Preferred Stock (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))

99.14

Certificate of Designations of Series D-2 Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by the Issuer on October 17, 2016 (File No. 001-35675))

99.15	Exchanged 2015 Warrant (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on October 17, 2016 (File No. 001-35675))
99.16	Stockholders Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on October 17, 2016 (File No. 001-35675))

SCHEDULE 13D

CUSIP No.	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2016	RLJ SPAC ACQUISITION, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated: October 19, 2016	THE RLJ COMPANIES, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

ROBERT L. JOHNSON
Dated: October 19, 2016	/s/ Robert L. Johnson
Name: Robert L. Johnson